1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 22, 2016	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO

THE RESOLUTIONS PASSED AT THE 2016 SECOND CLASS MEETING OF THE

HOLDERS OF A SHARES AND

THE RESOLUTIONS PASSED AT THE 2016 SECOND CLASS MEETING OF THE

HOLDERS OF H SHARES

The A Shareholders’ Class Meeting and the H Shareholders’ Class Meeting were held at 11:00 a.m. and 11:30 a.m., respectively, on 19 August 2016. All the resolutions set out in the Notices of Shareholders’ Class Meetings dated 4 July 2016 were duly passed.

The 2016 second class meeting of the holders of A shares (the “A Shareholders’ Class Meeting”) and the 2016 second class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively the “Shareholders’ Class Meetings”) were held by Yanzhou Coal Mining Company Limited (the “Company”) at the headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, the Peoples’ Republic of China (the “PRC”) at 11:00 a.m. and 11:30 a.m., respectively, on 19 August 2016 (Friday) and all the resolutions set out in the Notice of A Shareholders’ Class Meeting and the Notice of H Shareholders’ Class Meeting dated 4 July 2016 (collectively the “Notices of Shareholders’ Class Meetings”) were duly passed. Details of the resolutions were set out in the Notice of Shareholders’ Class Meetings and the circular of the Company dated 25 July 2016 (the “Circular”), which were published on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as those defined in the Notices of Shareholders’ Class Meetings and the Circular. The convening of the Shareholders’ Class Meetings was in compliance with relevant laws, regulations and rules, such as the Company Law of the PRC, and the requirements of the Articles of Association. The procedures and results of voting at the Shareholders’ Class Meetings were valid and effective.

I. CONVENING AND ATTENDANCE OF THE SHAREHOLDERS’ CLASS MEETINGS

1.	Time of the convening of the Shareholders’ Class Meetings: 19 August 2016

2.	Venue of the convening of the Shareholders’ Class Meetings: Headquarter of the Company at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC

3.	Shareholders holding A Shares of the Company who attended the A Shareholders’ Class Meeting and the number of A Shares:

1)	Number of shareholder and proxy attending the A Shareholders’ Class Meeting	7
2)	Number of A Shares carrying voting rights held by the shareholders attending the A Shareholders’ Class Meeting	2,600,542,665
3)	Percentage of A Shares carrying voting rights held by the shareholders attending the A Shareholders’ Class Meeting among the total number of Shares carrying voting rights of the Company (%)	87.8562

Shareholders holding H Shares who attended the H Shareholders’ Class Meeting and the number of H Shares:

1)	Number of shareholder and proxy attending the H Shareholders’ Class Meeting	1
2)	Number of H Shares carrying voting rights held by the shareholders attending the H Shareholders’ Class Meeting	411,099,570
3)	Percentage of H Shares carrying voting rights held by the shareholders attending the H Shareholders’ Class Meeting among the total number of Shares carrying voting rights of the Company (%)	8.3693

4.	Voting method in compliance with the Company Law of the PRC and the requirements under the Articles of Association, chairman of the meeting, etc.

Both Shareholders’ Class Meetings were convened by the Board and chaired by Mr. Li Xiyong, the chairman of the Board. The voting method of the A Shareholders’ Class Meeting was on-site voting combined with internet voting. The convening of the Shareholders’ Class Meetings was in compliance with the Company Law of the PRC and the requirements under the Articles of Association.

5.	Attendance of the Directors, the supervisors of the Company and the secretary of the Board

1)	The Company has 11 Directors. 7 Directors attended the Shareholders’ Class Meetings. Mr. Li Wei, the vice chairman, Mr. Wu Yuxiang, a Director, Mr. Wang Lijie and Mr. Qi Anbang, the independent Directors, did not attend the Class Meetings due to work commitment.

2)	The Company has 6 supervisors. 4 supervisors attended the Shareholders’ Class Meetings. Mr. Zhang Shengdong, the chairman of supervisory committee and Mr. Meng Qingjian, a Supervisor, did not attend the EGM due to work commitment.

3)	Some senior management of the Company attended the Shareholder’ Class Meetings. Mr. Jin Qingbin, the secretary of the Board did not attend the Shareholder’ Class Meetings due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

1.	Resolutions with non-cumulative voting

1)	Resolutions with non-cumulative voting at the A Shareholders’ Class Meeting

Special resolution No. 1: The “Proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company”

1.01 Class and nominal value of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.02 Method and time of issuance

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.03 Issue price and pricing principle

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.04 Number of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.05 Use of Proceeds

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.06 Lock-up period of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.07 Arrangement relating to the accumulated undistributed profits

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.08 Validity of resolution regarding the Additional A Shares Issue

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.09 Place of listing

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

1.10 Method of subscription

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

Special resolution No. 2: The “Proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited”

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
A Share	2,600,313,265	99.9912	0	0.000	229,400	0.0088

2)	Special resolution with non-cumulative voting at the H Shareholders’ Class Meeting

Resolution No. 1: The “Proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company”

1.01 Class and nominal value of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,240,045	96.3855	13,871,525	3.3742	988,000	0.2403

1.02 Method and time of issuance

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,200,045	96.3757	13,871,525	3.3742	1,028,000	0.2501

1.03 Issue price and pricing principle

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,229,202	96.3828	13,881,868	3.3768	988,500	0.2405

1.04 Number of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,189,202	96.3731	13,881,368	3.3766	1,029,000	0.2503

1.05 Use of Proceeds

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,196,762	96.3749	13,873,808	3.3748	1,029,000	0.2503

1.06 Lock-up period of shares to be issued

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,223,845	96.3815	13,846,725	3.3682	1,029,000	0.2503

1.07 Arrangement relating to the accumulated undistributed profits

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,223,815	96.3815	13,846,755	3.3682	1,029,000	0.2503

1.08 Validity of resolution regarding the Additional A Shares Issue

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,216,255	96.3796	13,854,315	3.3701	1,029,000	0.2503

1.09 Place of listing

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,212,972	96.3788	13,857,598	3.3709	1,029,000	0.2503

1.10 Method of subscription

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,223,815	96.3815	13,846,755	3.3682	1,029,000	0.2503

Special resolution No. 2: The “Proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited”

Results: Passed

Voting results:

Class of Shareholders	For		Against		Abstain
	Number of shares	Percentage (%)	Number of shares	Percentage (%)	Number of shares	Percentage (%)
H Share	396,216,255	96.3796	13,855,185	3.3703	1,028,130	0.2501

2. Voting results by A Shareholders holding less than 5% of total A Shares on material matters at the A Shareholders’ Class Meeting

No.	Resolution	For		Against		Abstain
		Number of A Shares	Percentage (%)	Number of A Shares	Percentage (%)	Number of A Shares	Percentage (%)
1	Proposal in relation to the plan of non-public issuance of shares to specific subscribers by the Company
1.01	Class and nominal value of shares to be issued	313,265	57.7271	0	0.0000	229,400	42.2729
1.02	Method and time of issuance	313,265	57.7271	0	0.0000	229,400	42.2729
1.03	Issue price and pricing principle	313,265	57.7271	0	0.0000	229,400	42.2729
1.04	Number of shares to be issued	313,265	57.7271	0	0.0000	229,400	42.2729
1.05	Use of Proceeds	313,265	57.7271	0	0.0000	229,400	42.2729
1.06	Lock-up period of shares to be issued	313,265	57.7271	0	0.0000	229,400	42.2729
1.07	Arrangement relating to the accumulated undistributed profits	313,265	57.7271	0	0.0000	229,400	42.2729
1.08	Validity of resolution regarding the Additional A Shares Issue	313,265	57.7271	0	0.0000	229,400	42.2729
1.09	Place of listing	313,265	57.7271	0	0.0000	229,400	42.2729
1.10	Method of subscription	313,265	57.7271	0	0.0000	229,400	42.2729
2	Proposal in relation to the non-public issuance of A Shares by Yanzhou Coal Mining Company Limited	313,265	57.7271	0	0.0000	229,400	42.2729

3.	Explanation on the poll results

All the resolutions set out in the Notices of Shareholders’ Class Meetings were considered and voted on by way of poll at the respective Shareholders’ Class Meetings.

All resolutions above were special resolutions (among which, resolutions No. 1.01 to No. 1.10 under resolution No. 1, each as a separate special resolution, were considered and voted on respectively) and approved by more than two-third of the Shares carrying voting rights held by the shareholders and proxies who attended the relevant Shareholders’ Class Meetings.

There was no shares entitling the shareholder to attend and abstain from voting in favour of any resolution pursuant to Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the Shareholders’ Class Meetings. No shareholder was required under the Listing Rules to abstain from voting at the Shareholders’ Class Meetings. The number of A Shares entitling the holder to attend and vote on the resolutions at the A Shareholders’ Class Meeting was 4,912,016,000 and the number of H Shares entitling the holder to attend and vote on the resolutions at the H Shareholders’ Class Meeting was 1,952,016,000.

Details of the resolutions were set out in the Notices of the Shareholders’ Class Meetings and the Circular, which were published on the websites of the Hong Kong Stock Exchange and the Company.

III. PRESENCE OF LAWYER

1.	Law firm which witnessed the Shareholders’ Class Meetings: Beijing office of King & Wood Mallesons

Lawyers : Jie Han, Zhao Gao

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed the Beijing office of King & Wood Mallesons as the scrutineer inspecting the vote-taking at the Shareholders’ Class Meetings.

2.	Legal opinion of the witnessing lawyers

The convening of the Shareholders’ Class Meetings was in compliance with the relevant laws, regulations and rules, such as the Company Law of the PRC, the Securities Law of the PRC and the Rules for Shareholders Meetings and the requirements under the Articles of Association. The eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective. The procedures and results of voting at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR INSPECTION

1.	Resolutions of the Shareholders’ Class Meetings, signed and confirmed (and stamped with the chop of the Board) by the directors of the Company and the meeting recorder(s) attending the meetings;

2.	Legal opinions in respect of the Shareholders’ Class Meetings issued by the witnessing lawyers, signed by the director lawyer of such law firm and stamped with company chop; and

3.	Other documents as required by the Hong Kong Stock Exchange.

It should be noted that in addition to the approvals by the Shareholders at the EGM and the Class Meetings, the Additional A Shares Issue is also subject to approval by CSRC and relevant PRC authorities. There is no assurance that the Additional A Shares Issue will proceed. Investors are advised to exercise caution in dealing in H Shares. Further details of the Additional A Shares Issue will be disclosed by the Company according to the progress of the Additional A Shares Issue.

By order of the board of directors Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

19 August 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei,Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun,Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC